NR08-14

May 20, 2008

Cardero Completes Processing of 40-Tonne Concentrate

at the Pampa El Toro Iron Sands Project,

Reaching Project Milestone Ahead of Schedule

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has completed the processing of a 40-tonne magnetic concentrate at Pampa el Toro ahead of schedule.  Pilot-plant throughput was increased from 2.8 tonnes per hour during commissioning to 18 tonnes per hour during concentrate production, resulting in significant time saving and an interpreted increase in magnetic concentrate grade to 52-55% Fe.  The concentrate will now be shipped to a testing facility in the United States for extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.

Pampa el Toro 40-Tonne Concentrate

During the Phase I Plant Commissioning, approximately 83 tonnes of iron sand was processed, producing 4.8 tonnes of iron concentrate at 46.1% Fe (See NR08-12).  Phase II operations were planned to produce a 40-tonne concentrate within a 4-6 week period.  Following further optimization of the Magnetic Separation Plant, sand through-put has been very significantly increased and the work has been completed ahead of schedule.

Pilot Plant Performance

Improved Pilot Plant Throughput

Further optimization during the most recent concentrate production has resulted in dramatically increased throughputs, from 2.8 to 18 tonnes per hour, up to a maximum of 27 tonnes per hour.  This performance has important implications for proposed mining at the Iron Sands project – greater throughput means that a smaller magnetic separation plant would be required for commercial production and this, in turn, would require a smaller capital expenditure for the plant, thereby enhancing the positive economics envisaged by the Company.

Improved Magnetic Concentrate Iron Grade

Cardero has been using an X-ray fluorescence (XRF) portable analyzer at the pilot plant site to provide preliminary analyses – this allows the affect of pilot plant adjustments to be quickly assessed with respect to concentrate grade, without the need to await prolonged laboratory analysis.  The instrument (Innov-X XRF Alpha 6000 Analyzer) does not provide the accuracy required to report assays.

The results from the use of the handheld XRF technology suggest that concentrate grade has now been increased from 46.1% iron to 52-55% iron.  The handheld XRF was utilized during commissioning and subsequent laboratory results demonstrated that it was under-reading by approximately 2%.  The readings of 52-55% iron are therefore only considered to be a reasonable indication of grade and laboratory analysis will be required to ascertain the true iron grade.  Accordingly, the Company cautions that undue reliance should not be placed on the XRF derived grade.  This interpreted improvement in grade is attributed to the increased sand throughput and associated improved pilot-plant configuration.

Future Work

The concentrate will now be shipped to the National Energy Testing Laboratory (NETL), a testing facility in the United States, for extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and Cardero is therefore very confident about demonstrating the viability of high-grade pig iron production at the industrial level.

Successful production of the pig iron will allow the Company to complete off-take agreements with end users for which negotiations are currently in progress.  The associated titanium and vanadium rich-slag will then undergo additional testing to ascertain the economic viability of the recovery of these minerals from the slag in an industrial scale process.

Qualified Person and QA/QC

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and shareholder.

The programs with respect to the Pampa el Toro pilot plant commissioning program and production of the iron sand concentrate were designed by Glenn Hoffman, President of Cardero’s iron ore subsidiary.  Mr. Hoffman is responsible for all on-site aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex in Lima, Peru, for sample preparation, and subsequently shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

Cardero’s focus through 2008 will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of the ongoing and future pilot plant separation of Pampa el Toro iron sands, the timing and potential results of future metallurgical testing on iron concentrate from Pampa el Toro, the potential upgrading and increase in the total iron content of the iron concentrate produced at Pampa el Toro, the potential for the economic processing of Pampa el Toro iron sands, the potential for the production of a high grade pig iron from Pampa el Toro iron concentrate, the ability to scale up the results from the pilot plant to a full scale commercial operation, the potential to separate titanium and/or vanadium from the iron sand concentrate slag, and the discovery and delineation of mineral deposits/resources/reserves at the Pampa el Toro project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.